Exhibit 1

NOTICE

To the Bondholders of the outstanding

US$380,000,000 4 per cent Guaranteed Convertible Bonds due 2015 convertible into preference shares of Petropavlovsk 2010 Limited (the Issuer) and immediately exchangeable for ordinary shares in Petropavlovsk PLC (the Guarantor) (of which US$310,500,000 in principal amount remains outstanding) (the Bonds)

Bondholders’ meeting held on 24 February 2015 at 11.00 a.m. (London time) at the offices of Norton Rose Fulbright LLP at 3 More London Riverside, London SE1 2AQ (the Meeting)

NOTICE IS HEREBY GIVEN to the holders of the above Bonds that, at the Meeting of such holders held on 24 February 2015 at 11.00 a.m. (London time) at the offices of Norton Rose Fulbright LLP at 3 More London Riverside, London SE1 2AQ, the extraordinary resolution set out in the notice of Meeting of the Bondholders previously notified to Bondholders in accordance with the terms of the trust deed dated 18 February 2010, as supplemented by the supplemental trust deed dated 7 January 2015 for such Bonds was duly passed.

This notice is given by:

PETROPAVLOVSK 2010 LIMITED

24 February 2015

Enquiries:

Petropavlovsk PLC

Alya Samokhvalova, Group Head of External Communications,

11 Grosvenor Place, London, SW1X 7HH

Telephone: +44 (0) 20 7201 8900

Email: as@petropavlovsk.net

Bank of America Merrill Lynch

Joint Project Co-Ordinator and Corporate Broker

Simon Davy, Managing Director,

2 King Edward Street, London, EC1A 1HQ

Telephone: +44 (0) 20 7995 3759

Email: simon.davy@baml.com

Media Contact

Neil Bennett, Chief Executive Officer

Orion House, 5 Upper St Martin’s Lane, London WC2H 9EA

Telephone: +44 (0) 20 7379 5151

Email: petropavlovsk-maitland@maitland.co.uk

The consent solicitation for the adoption of the resolution sought involves the securities of a company incorporated under the laws of Jersey and for the securities of a company incorporated under the laws of England and Wales, and is subject to Jersey disclosure requirements and English law disclosure requirements, which are different from those of the United States. The financial information published by the Guarantor is prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. Any offer of new securities has been or will be made (a) in the United States pursuant to the exemption from (i) the US registration requirements under the Securities Act of 1933 provided by Rule 802 thereunder and (ii) the US tender offer rule requirements under the Securities Exchange Act of 1934 provided by Rule 14d-1(c) thereunder and (b) otherwise in accordance with the requirements of Jersey law and English law. Accordingly, the consent solicitation for the adoption of the resolution will be subject to disclosure and other procedural requirements, including with respect to timetable, that

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are different from those applicable under US registration requirements and US domestic tender offer procedures and law.

It may be difficult for US holders of the securities to enforce their rights and any claim arising out of the US federal securities laws, since each of the Issuer and the Guarantor is located in a country other than the United States, and some or all of their respective officers and directors may be residents of a country other than the United States. US holders of the securities may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment. US holders of the securities should be aware that each of the Issuer and the Guarantor may purchase the Bonds in other transactions, such as in open market or privately negotiated purchases.

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